UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

CULP, INC.
(Exact name of registrant as specified in its charter)

North Carolina	1-12597	56-1001967
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1823 Eastchester Drive High Point, North Carolina	27265
(Address of principal executive offices)	(Zip Code)

(336) 889-5161
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Culp, Inc. (the “Company”) manufactures, sources, and markets mattress fabrics and sewn covers for mattresses, foundations and other bedding products; and upholstery fabrics including cut and sewn kits, primarily used in the production of upholstered furniture.

The Company has two operating segments – mattress fabrics and upholstery fabrics. The mattress fabric segment markets primarily knitted and woven fabrics, and sewn covers made from those fabrics, which are used in the production of bedding products, including mattresses, foundations, and mattress sets. The upholstery fabric segment markets a variety of fabric products that are used principally in the production of residential and commercial upholstered furniture, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, and office seating. Because the Company manufactures and contracts to manufacture products from materials and components acquired from third parties, it must rely on its direct suppliers (and they in turn rely upon their suppliers) to determine whether any of the materials and components included in our products include any “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) (collectively, the “Subject Minerals”) and, if any of the Subject Minerals are included in any product, the source of the Subject Mineral.

The Company supports efforts to end the human suffering associated with the mining of the Subject Minerals in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) that directly or indirectly finance or benefit armed groups that have been identified as perpetrators of serious human rights abuses.

Conflict Minerals Disclosure

We have concluded in good faith that during 2016:

•	We have manufactured and contracted to manufacture products as to which Subject Minerals are necessary to the functionality or production of our products.

•	Based on a “reasonable country of origin inquiry” we know or have reason to believe that the necessary Subject Minerals did not originate in the Covered Countries.

To determine whether any of the Subject Minerals existed in any of our products, our due diligence employed a combination of procedures.  These procedures primarily included (i) obtaining written certifications from certain direct suppliers that were either identified as significant (inventory purchases greater than $500,000) or that provided products that had a higher risk of containing Subject Minerals regardless of the dollar amount of inventory purchases, in each case as determined by the Company’s management; (ii) lab testing of certain raw materials and sourced finished goods; and (iii) a review of the chemical composition of yarns and other raw materials. We performed our due diligence procedures on direct suppliers that represented 96% of our procurement activities.

In conjunction with or as a follow up after determining whether any of our products included any of the Subject Minerals, we conducted a reasonable country of origin inquiry (“RCOI”) to determine whether the Subject Minerals in our products originated from the Covered Countries.  We conducted this RCOI by obtaining written certifications from direct suppliers that were identified as significant (inventory purchases greater than $500,000) by the Company’s management, and also by obtaining written certifications from the direct suppliers that were identified through the due diligence process described above as having products that contained Subject Minerals. We sent and obtained written certifications for this RCOI that represented 92% of our procurement activities.

As a result of our RCOI conducted as described above, all of our suppliers who contribute necessary Subject Minerals have provided a response to our request for written certifications. Based on the written certifications that were obtained, we know or have reason to believe that the necessary Subject Minerals included in our products did not originate from the Covered Countries.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, we filed the Specialized Disclosure Form. A copy of this form is publicly available at www.culp.com.

Section 2 – EXHIBITS

None

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 19, 2017	/s/ Thomas B. Gallagher, Jr.
Corporate Controller
(principal accounting officer)